                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 10549

                                    FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               FOR THE FISCAL YEAR END     DECEMBER 31, 2001
                                      ----------------------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from ____________ to ___________

                          Commission file number 1-8038

          KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN

              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)

                            KEY ENERGY SERVICES, INC.
                            6 DESTA DRIVE, SUITE 4400
                                MIDLAND, TX 79705

           (Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

   The Key Energy Services, Inc. 401(k) Savings and Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the audited statements of financial condition as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity of the Plan for each of the three years in the period end December 31, 2001 are filed herewith.


                                    EXHIBIT



Designations      Description                             Method of Filing
------------      -----------                             ----------------
Exhibit 23.1      Consent of Robinson Burdette Martin     Filed with this Report
                  Seright & Burrows, L.L.P.


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Key Energy Services, Inc. 401(k) Savings and Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            KEY ENERGY SERVICES, INC.
                                            401(k) SAVINGS AND RETIREMENT PLAN

Date June 28, 2002                          By: /s/ Jack Loftis
     -------------------                        --------------------------------
                                                 Jack Loftis
                                                 Corporate General Counsel



                                  EXHIBIT INDEX

Designations      Description
------------      -----------
Exhibit 23.1      Consent of Robinson Burdette Martin Seright & Burrows, L.L.P.

                               KEY ENERGY SERVICES, INC.
                         401(k) SAVINGS AND RETIREMENT PLAN



                      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                     YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999



                                   TABLE OF CONTENTS



                                                                                                            Page
                                                                                                            ----
Independent Auditors' Report .................................................................................4

Financial Statements:

     Statements of Net Assets Available for Benefits .........................................................5
     Statements of Changes in Net Assets Available for Benefits ..............................................6
     Notes to Financial Statements ...........................................................................8


Supplementary Schedule:

     1.  Schedule of Assets Held for Investment Purposes as
         of December 31, 2001 ...............................................................................13

Exhibit 23.1

     Consent of Independent Auditors ........................................................................14



Robinson        a professional services firm of   1500 Broadway              telephone (806) 744-3333
Burdette        certified public accountants      Suite 1300                 fax (806) 747-2106
Martin                                            Lubbock, Texas 79401-3107  www.rbmsb.com
Seright &
Burrows,L.L.P.


                          Independent Auditors' Report




To the Trustees
Key Energy Services, Inc. 401(k) Savings and Retirement Plan
Midland, Texas


We have audited the accompanying statements of net assets available for benefits of Key Energy Services, Inc. 401(k) Savings and Retirement Plan ("the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000 and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ROBINSON BURDETTE MARTIN SERIGHT & BURROWS, L.L.P.


Lubbock, Texas
April 17, 2002

                                     KEY ENERGY SERVICES, INC.
                               401(k) SAVINGS AND RETIREMENT PLAN
                         Statements of Net Assets Available for Benefits
                                    December 31, 2001 and 2000



                                                                      2001                   2000
                                                                   -----------           -----------
Receivables:

   Sponsor contributions                                           $    93,082           $    95,566
   Participant contributions                                           250,595               300,937
                                                                   -----------           -----------
      Total receivables                                                343,677               396,503
                                                                   -----------           -----------
Investments, at fair value:

   Participant directed

      Guaranteed investment contract (Note 3)                       15,580,961            13,411,929
      Pooled separate accounts (Note 3)                             19,983,335            21,018,276

   Nonparticipant directed:
      Key Energy Stock Fund (Note 3)                                 3,682,038             1,670,672
                                                                   -----------           -----------
      Total investments                                             39,246,334            36,100,877
                                                                   -----------           -----------
Participant loans                                                    2,449,246             2,480,780
                                                                   -----------           -----------
                                                           ASSETS   42,039,257            38,978,160
                                                                   -----------           -----------
                                                      LIABILITIES            -                     -
                                                                   -----------           -----------
                                NET ASSETS AVAILABLE FOR BENEFITS  $42,039,257           $38,978,160
                                                                   ===========           ===========












The accompanying NOTES TO FINANCIAL STATEMENTS are an integral part of these statements.         -5-


                                       KEY ENERGY SERVICES, INC.
                                  401(k) SAVINGS AND RETIREMENT PLAN
                      Statements of Changes in Net Assets Available for Benefits
                         For the Years Ended December 31, 2001, 2000 and 1999



                                                                                                   2001
                                                                          ----------------------------------------------------
                                                                           Participant       Nonparticipant
                                                                            Directed            Directed             Total
                                                                          ------------       --------------      -------------
Net appreciation/(depreciation) in fair value of investments              $(2,693,775)       $    (396,409)      $ (3,090,184)
Interest                                                                      951,298                4,792            956,090
                                                                          ------------       --------------      -------------
   Investment loss, net                                                    (1,742,477)            (391,617)        (2,134,094)
                                                                          ------------       --------------      -------------
Sponsor                                                                        (1,510)           2,207,079          2,205,569
Participants                                                                6,785,301              275,434          7,060,735
                                                                          ------------       --------------      -------------
   Contributions                                                            6,783,791            2,482,513          9,266,304
                                                                          ------------       --------------      -------------
Transferred assets:
   Investments transferred from merged plans                                        -                    -                  -
   Loans transferred from merged plans                                              -                    -                  -
   Other transfers net                                                       (103,292)             103,292                  -
                                                                          ------------       --------------      -------------
                                                                             (103,292)             103,292                  -
                                                                          ------------       --------------      -------------
                                                 ADDITIONS TO NET ASSETS    4,938,022            2,194,188          7,132,210
                                                                          ------------       --------------      -------------
Benefits paid to participants                                               3,791,980              153,272          3,945,252
Third-party administrator charges                                             103,748               22,113            125,861
                                                                          ------------       --------------      -------------
                                              DEDUCTIONS FROM NET ASSETS    3,895,728              175,385          4,071,113
                                                                          ------------       --------------      -------------
                       NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS    1,042,294            2,018,803          3,061,097
Net Assets Available for Benefits:
   Beginning of year                                                       37,221,842            1,756,318         38,978,160
                                                                          ------------       --------------      -------------
   End of year                                                            $38,264,136        $   3,775,121       $ 42,039,257
                                                                          ============       ==============      =============














The accompanying NOTES TO FINANCIAL STATEMENTS are an integral part of these statements.         -6-



                                       KEY ENERGY SERVICES, INC.
                                  401(k) SAVINGS AND RETIREMENT PLAN
                      Statements of Changes in Net Assets Available for Benefits
                         For the Years Ended December 31, 2001, 2000 and 1999



                                                                                                   2000
                                                                          ----------------------------------------------------
                                                                           Participant       Nonparticipant
                                                                            Directed            Directed             Total
                                                                          ------------       --------------      -------------
Net appreciation/(depreciation) in fair value of investments              $(1,867,359)       $     197,630       $ (1,669,729)
Interest                                                                      908,135                3,905            912,040
                                                                          ------------       --------------      -------------
   Investment loss, net                                                      (959,224)             201,535           (757,689)
                                                                          ------------       --------------      -------------
Sponsor                                                                           740              987,912            988,652
Participants                                                                5,552,848              103,007          5,655,855
                                                                          ------------       --------------      -------------
   Contributions                                                            5,553,588            1,090,919          6,644,507
                                                                          ------------       --------------      -------------
Transferred assets:
   Investments transferred from merged plans                                   24,877                    -             24,877
   Loans transferred from merged plans                                              -                    -                  -
   Other transfers net                                                       (506,033)             506,033                  -
                                                                          ------------       --------------      -------------
                                                                             (481,156)             506,033             24,877
                                                                          ------------       --------------      -------------
                                                 ADDITIONS TO NET ASSETS    4,113,208            1,798,487          5,911,695
                                                                          ------------       --------------      -------------
Benefits paid to participants                                               5,570,197               30,860          5,601,057
Third-party administrator charges                                             164,947               11,309            176,256
                                                                          ------------       --------------      -------------
                                              DEDUCTIONS FROM NET ASSETS    5,735,144               42,169          5,777,313
                                                                          ------------       --------------      -------------
                       NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS   (1,621,936)           1,756,318            134,382
Net Assets Available for Benefits:
   Beginning of year                                                       38,843,778                    -         38,843,778
                                                                          ------------       --------------      -------------
   End of year                                                            $37,221,842        $   1,756,318       $ 38,978,160
                                                                          ============       ==============      =============


                                                                                                   1999
                                                                          ----------------------------------------------------
                                                                           Participant       Nonparticipant
                                                                            Directed            Directed             Total
                                                                          ------------       --------------      -------------
Net appreciation/(depreciation) in fair value of investments              $ 2,767,702        $           -       $  2,767,702
Interest                                                                      894,832                    -            894,832
                                                                          ------------       --------------      -------------
   Investment loss, net                                                     3,662,534                    -          3,662,534
                                                                          ------------       --------------      -------------
Sponsor                                                                        43,522                    -             43,522
Participants                                                                5,460,641                    -          5,460,641
                                                                          ------------       --------------      -------------
   Contributions                                                            5,504,163                    -          5,504,163
                                                                          ------------       --------------      -------------
Transferred assets:
   Investments transferred from merged plans                                9,829,877                    -          9,829,877
   Loans transferred from merged plans                                      1,041,855                    -          1,041,855
   Other transfers net                                                              -                    -                  -
                                                                          ------------       --------------      -------------
                                                                           10,871,732                    -         10,871,732
                                                                          ------------       --------------      -------------
                                                 ADDITIONS TO NET ASSETS   20,038,429                    -         20,038,429
                                                                          ------------       --------------      -------------
Benefits paid to participants                                               8,798,923                    -          8,798,923
Third-party administrator charges                                              49,980                    -             49,980
                                                                          ------------       --------------      -------------
                                              DEDUCTIONS FROM NET ASSETS    8,848,903                    -          8,848,903
                                                                          ------------       --------------      -------------
                       NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS   11,189,526                    -         11,189,526
Net Assets Available for Benefits:
   Beginning of year                                                       27,654,252                    -         27,654,252
                                                                          ------------       --------------      -------------
   End of year                                                            $38,843,778        $           -       $ 38,843,778
                                                                          ============       ==============      =============


The accompanying NOTES TO FINANCIAL STATEMENTS are an integral part of these statements.         -7-


             KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN
                             Notes to Financial Statements
                 For the Years Ended December 31, 2001, 2000 and 1999




NOTE 1: PLAN DESCRIPTION

The description of Key Energy Services, Inc. 401(k) Savings and Retirement Plan ("the Plan") provides only general information. Participants should refer to the plan document for a complete description of the provisions of the Plan.

GENERAL. The Plan is a contributory, defined contribution plan covering substantially all employees of Key Energy Services, Inc. ("the Sponsor"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

TAX STATUS. The Internal Revenue Service ("IRS") has determined and informed the Sponsor by a letter dated September 7, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

CONTRIBUTIONS. Participants may contribute up to 15% of pretax compensation, as defined in the Plan, annually. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 17 investment options, including a Key Energy Stock Fund. The Sponsor contributes 100% of the first 3% of base compensation that a participant contributes to the Plan up to $1,000 in 2001. The matching Sponsor contribution is invested directly in Key Energy Services, Inc. common stock. Additional profit sharing amounts may be contributed at the option of the Sponsor's board of directors and are invested in a portfolio of investments as directed by the Participant. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contributions and allocations of the Sponsor's contributions and earnings on the participant's account investments. Sponsor contribution allocations are based on pro rata participant compensation.

VESTING. Participants are always vested in their contributions and earnings thereon. Participants vest in the Sponsor's contribution portion of their accounts (including earnings thereon) based on years of continuous service within a 4-year graded vesting schedule.

PARTICIPANT LOANS. Participants may borrow a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4% to 11%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

PAYMENT OF BENEFITS. On termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. A participant may receive the value of the vested interest in his or her account as a lump-sum distribution upon termination for other reasons.

FORFEITED ACCOUNTS. At December 31, 2001 and 2000, forfeited nonvested accounts totaled $43,911 and $111,103 respectively. These accounts will be used to reduce administrative expenses and future employer contributions. During the year ended December 31, 2001 and 2000, administrative expenses and employer contributions were reduced by $57,429 and $2,522, and $116,448 and $9,919, respectively from forfeited nonvested accounts.

             KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN
                             Notes to Financial Statements
                 For the Years Ended December 31, 2001, 2000 and 1999




NOTE 1:  PLAN DESCRIPTION (CONTINUED)

AMENDMENT OR TERMINATION. Although it has no intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would automatically become 100% vested in their Sponsor contributions.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), including specialized industry practices as specified in the American Institute of Certified Public Accountants audit and accounting guide titled AUDITS OF EMPLOYEE BENEFIT PLANS.

USE OF ESTIMATES. Financial statements prepared in conformity with GAAP require management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUES. Investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS.  Benefits are recorded when paid.

ADMINISTRATIVE COSTS. Certain administrative services and the use of office fixtures and equipment are provided to the Plan by the Sponsor and no provision for these costs are included in the accompanying financial statements. All other administrative expenses are recognized when incurred.

PROHIBITED TRANSACTIONS. A "party-in-interest" is a fiduciary or employee of the Plan, any person who provides services to the Plan, the Sponsor or an employee association whose members are covered by the Plan, a person who owns 50 percent or more of the Sponsor or such employee association or relatives of such person just listed. Under ERISA, a Plan fiduciary is prohibited from causing the Plan to engage in the following transactions with a party-in-interest, with certain conditional exemptions provided by ERISA:

     -   A sale, exchange or lease of property;

     -   A loan or other extension of credit;

     -   The furnishing of goods, services or facilities;

     - A transfer of plan assets to a party-in-interest for the use or benefit of a party-in-interest; or

     -   An acquisition of employer securities or real property.

A fiduciary is also generally prohibited from using the Plan's assets for his or her own interest or account, acting in any Plan transactions on behalf of a party whose interests are adverse to those of the Plan or its participants and receiving consideration for his or her own account from a party dealing with the Plan in connection with a transaction involving the Plan's assets.

The Plan has not engaged in any prohibited transactions in the years ended December 31, 2001 or 2000.

             KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN
                             Notes to Financial Statements
                 For the Years Ended December 31, 2001, 2000 and 1999




NOTE 3:  INVESTMENTS

Components of the Plan's investments are presented below. Individual investments that represent 5 percent or more of the Plan's net assets are separately identified with an asterisk (*). Investments at fair value as determined by quoted market price are identified with "QMP." Investments at estimated fair value are identified with "Est." Key Energy Stock Fund is a nonparticipant-directed fund identified by (**).



                                                     Fair Value
                                                    Determined By             2001                2000
                                                    -------------        -------------       -------------
         * Stock Index Fund                              QMP             $   2,222,464       $   2,191,298
         * Janus Worldwide Account                       QMP                 1,804,311           1,967,327
         * Fidelity Advisor Growth Opportunities         QMP                 3,857,711           4,662,556
         * Balanced-Wellington Management                QMP                 2,969,407           3,042,527
         * INVESCO Dynamics                              QMP                 2,204,302           3,181,604
           Other Funds                                   QMP                 6,925,140           5,972,964
                                                                         -------------       -------------
                Mutual funds                                                19,983,335          21,018,276
                                                                         -------------       -------------
         * Key Energy Stock Fund                         QMP              ** 3,682,038        ** 1,670,672
         * CIGNA Guaranteed Income Account               Est                15,580,961          13,411,929
                                                                         -------------       -------------
                Other investments                                           19,262,999          15,082,601
                                                                         -------------       -------------

                    Investments, at fair value                           $  39,246,334       $  36,100,877
                                                                         =============       =============


During the years ended December 31, 2001, 2000, and 1999 the Plan's investments in participant directed funds (including gains and losses realized and unrealized) appreciated/(depreciated) in value by ($2,693,775), ($1,867,359), and $2,767,702 respectively.

During the years ended December 31, 2001, 2000, and 1999 the Plan's investments in nonparticipant-directed investments, Key Energy Stock Fund, (including gains and losses realized and unrealized) appreciated/(depreciated) in value by ($396,409), $197,630, and $0 respectively.

INVESTMENT CONTRACT WITH INSURANCE COMPANY. The plan has entered into an investment contract with CIGNA (Guaranteed Income Fund). CIGNA maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by CIGNA. The contract is included in the financial statements at fair value as reported to the plan by CIGNA. Fair value is deemed to approximate contract value which represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct withdrawal or transfer all or a portion of their investment at contract value, however, CIGNA has the right to defer such withdrawals or transfers.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and interest rates were approximately 5.12% for 2001 and 2000. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semi-annual basis for resetting.

             KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN
                             Notes to Financial Statements
                 For the Years Ended December 31, 2001, 2000 and 1999




NOTE 4:  PLAN MERGERS

During the years ended December 31, 2000 and 1999, certain employee benefit plans sponsored by the companies that had been previously acquired by Key Energy Services, Inc. were merged into the Plan. In connection with these mergers, investments of $24,877 and $9,829,877 respectively, were transferred into the Plan. In addition participant loans of $1,041,855 were transferred into the Plan for the year ended December 31, 1999

NOTE 5:  RELATED PARTY TRANSACTIONS

The Employer pays certain administrative expenses of the Plan. In addition, the Employer provides certain administrative services to the Plan at no cost. The amounts of these expenses for the years ended December 31, 2001, 2000, and 1999 were not significant.

             KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN

                              SUPPLEMENTARY SCHEDULE

                                FOR THE YEAR ENDED:
                                 DECEMBER 31, 2001

                                                        SUPPLEMENTAL SCHEDULE I:




                                KEY ENERGY SERVICES, INC.
                           401(k) SAVINGS AND RETIREMENT PLAN
            Schedule H Line 4i - Schedule of Assets Held for Investment Purposes
                                 as of December 31, 2001



                                                                          (c)
                       (b)                                     Description of investment
                Identity of issue,                              including maturity date,                               (e)
                borrower, lessor                              rate of interest, collateral,             (d)          Current
(a)           or similar party [1]                               par or maturity value                 Cost           Value
--- -------------------------------------------   -------------------------------------------------  ---------  ---------------
 *  Connecticut General Life Insurance Company    Guaranteed Income Fund                             $          $    15,580,961

 *  Connecticut General Life Insurance Company    Pooled Separate Accounts with CIGNA
                                                  Stock Index Fund                                                    2,222,464
                                                  Fidelity Advisor Value Strategies A                                   183,099
                                                  Janus Worldwide Account                                             1,804,311
                                                  State Street Global Advisors Intermediate Bond
                                                    Account                                                           2,010,293
                                                  Templeton Foreign Account                                             298,513
                                                  Fidelity Advisor Growth Opportunities                               3,857,711
                                                  Wellington Management Balanced                                      2,969,407
                                                  John A. Levin Large Cap Value                                       1,551,452
                                                  Putnam Large Cap Growth                                               227,649
                                                  Morgan Stanley Large Cap Growth                                       199,457
                                                  Janus Advisor Growth Account                                          491,982
                                                  INVESCO Dynamics                                                    2,204,302
                                                  BERGER Small Cap Value                                                966,686
                                                  Timessquare Small Cap Growth                                          227,844
                                                  INVESCO Small Company Growth Account                                  768,165

 *  National Financial Services                   Key Energy Employer Stock Fund                                      3,682,038

                                                  Loans to Participants (1)                                           2,449,246
                                                                                                                ---------------
                                                                                                          [2]   $    41,695,580
                                                                                                                ===============


 *  An asterisk (*) in column "a" indicates a party-in-interest to the Plan.

[1] Participant loans are aggregated and presented with a general description of terms and interest rates.

[2] Cost information is ommitted with respect to participant and/or beneficiary-directed transactions.




See accompanying INDEPENDENT AUDITORS' REPORT.                              -13-
================================================================================